MeetMe, Inc.	Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
For the Years Ended December 31, 2012, 2011, 2010, 2009, 2008 and the Six Months Ended June 30, 2013

	Six Months Ended	Fiscal Year Ended December 31,
	June 30, 2013	2012	2011	2010	2009	2008
Pre-tax income (loss) from continuing operations before income or loss from equity investees	$(9,427,024.00)	$(6,627,711.00)	$(8,379,511.00)	$(6,650,650.00)	$(10,575,507.00)	$(7,139,319.00)
Fixed charges (sum of)
Interest expensed and capitalized	295,171	993,464	365,779	312,200	312,200	658,570
Amortized premiums, discounts and capitalized expenses related to indebtedness,	60,397	292,210	291,405	291,409	291,407	272,246
An estimate of the interest within rental expense, and	-	-	-	-	-	-
Preference stock dividends	-		40,705	111,500	111,500	55,750
Total Fixed Charges	355,568	1,285,674	697,889	715,109	715,107	986,566

Total earnings (deficit)	(9,071,456)	(5,342,037)	(7,681,622)	(5,935,541)	(9,860,400)	(6,152,753)

Total earnings	(9,071,456)	(5,342,037)	(7,681,622)	(5,935,541)	(9,860,400)	(6,152,753)
Combined fixed charges and preference stock dividends	355,568	1,285,674	697,889	715,109	715,107	986,566
Ratio of earnings to combined fixed charges and preference stock dividends	n/a	n/a	n/a	n/a	n/a	n/a
Deficit of earnings to combined fixed charges and preference stock dividends	(9,427,024)	(6,627,711)	(8,379,511)	(6,650,650)	(10,575,507)	(7,139,319)